                     SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                          HALLWOOD ENERGY CORPORATION
                              (Name of the Issuer)

                        THE HALLWOOD GROUP INCORPORATED
                      (Name of Person(s) Filing Statement)

                          $0.50 PAR VALUE COMMON STOCK
                         (Title of Class of Securities)

                                   40636M208
                     (CUSIP Number of Class of Securities)

                                MELVIN J. MELLE
                        THE HALLWOOD GROUP INCORPORATED
                            3710 RAWLINS, SUITE 1500
                              DALLAS, TEXAS  75219
                                 (214) 528-5588
      (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of the Bidder)

                                    COPY TO:
                              W. ALAN KAILER, ESQ.
                              JENKENS & GILCHRIST
                           A PROFESSIONAL CORPORATION
                          1445 ROSS AVENUE, SUITE 3200
                            DALLAS, TEXAS 75202-2799
                                 (214) 855-4500

                        ------------------------------

    This statement is filed in connection with (check the appropriate box):

    [ ] (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    [ ] (b) The filing of a registration statement under the Securities Act of 1933.

    [x]  (c) A tender offer.

    [ ]  (d) None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

Calculation of Filing Fee:
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          --------------------------------------------------------
          Transaction Valuation*            Amount of Filing Fee**

                $2,792,576                           $559
          --------------------------------------------------------


* For purposes of calculating the fee only. The filing fee was calculated pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder, on the basis of 143,209 shares of Common Stock (the number of shares of Common Stock outstanding on the date hereof, excluding 633,917 shares of Common Stock held by the Bidder) multiplied by the proposed acquisition price of $19.50 per share.

**       1/50th of one percent of the value of the securities to be acquired.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                 Amount Previously Paid: $559
                                         --------------------------------------
                 Form or Registration No.: Schedule 14D-1
                                           ------------------------------------
                 Filing Party: The Hallwood Group Incorporated
                               ------------------------------------------------
                 Date Filed: October 15, 1996
                             --------------------------------------------------




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                             CROSS-REFERENCE SHEET

   Item in                                             Location of item(s) in
Schedule 13E-3                                             Schedule 14D-1
--------------                                         -----------------------

1(a)                                                          1(a)
1(b)                                                          1(b)
1(c)                                                          1(c)
(d)-(f)                                                         *
2(a)-(g)                                                      2(a)-(g)
3(a)(1)                                                       3 (a)
3(a)(2)                                                       3 (b)
3(b)                                                            *
4(a)                                                            *
4(b)                                                           **
5(a)-(g)                                                        5
6(a)                                                          4(a)
6(b)                                                            *
6(c)                                                          4(b)
6(d)                                                           **
7(a)                                                            5
7(b)-(d)                                                        *
8(a)-(e)                                                        *
(8)(f)                                                         **
9                                                               *
10(a)-(b)                                                     6(a)-(b)
11                                                            7
12                                                              *
13(a)                                                           *
13(b)-(c)                                                       *
14(a)                                                           *
14(b)                                                          **
15(a)                                                          **
15(b)                                                           8
16                                                            10(f)
17(a)                                                          **
(b)                                                             *
(c)                                                             *
(d)                                                           11(a)
(e)                                                             *
(f)                                                            **

*  The Item is not required by Schedule 14D-1 of the Exchange Act.

** The Item is not applicable or the answer thereto is in the negative.




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         This Rule 13E-3 Transaction Statement (the "Schedule 13E-3") is being filed by The Hallwood Group Incorporated, a Delaware corporation (the "Purchaser"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder in connection with the tender offer by the Purchaser for all of the outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of Hallwood Energy Corporation, a Texas corporation (the "Company"), not currently directly or indirectly owned by the Purchaser, for $19.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal," together with the Offer to Purchase, the "Offer"). This Schedule 13E-3 is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act. Copies of the Offer to Purchase and the Letter of Transmittal are attached as exhibits to, and incorporated by reference in, the Tender Offer Statement on Schedule 14D-1 and Schedule 13D/A (Amendment No.12) under the Exchange Act (the "Schedule 14D-1"). The Schedule 14D-1 was filed by the Purchaser with the Securities and Exchange Commission contemporaneously with this Schedule 13E-3 on October 15, 1996. The preceding cross-reference sheet, prepared pursuant to General Instruction F to Schedule 13E-3 of the Exchange Act shows the location in the Schedule 14D-1 of the information required to be included in response to the items of Schedule 13E-3 of the Exchange Act. The information contained in the Schedule 14D-1, including all exhibits thereto, is expressly and hereby incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Schedule 14D-I and the exhibits thereto. All cross references in this
Schedule 13E-3, other than cross references to the Schedule 14D-1, are to the Offer to Purchase.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

         (a) The answer to item 1(a) of the Schedule 14D-1 is incorporated herein by reference.

         (b) The information set forth in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

         (c) The answer to item 1(c) of the Schedule 14D-1 is incorporated herein by reference.

         (d) The information set forth in "THE OFFER - 6. Price Range of Shares; Dividends" and in "THE OFFER - 14. Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

         (e)     Not applicable.

         (f) The information set forth in "THE OFFER - 9. Certain Information Concerning the Purchaser" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(g) The answers to item 2 of the Schedule 14D-1 are incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)-(b) The information set forth in the "INTRODUCTION," in "SPECIAL FACTORS - 5. Background of the Offer and the Merger," in "THE OFFER - 9. Certain Information Concerning the Purchaser," in "THE OFFER - 10. Contacts with the Company; Contracts and Arrangements" and in "THE OFFER - 11. The Merger Agreement; Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

         (a)     The information set forth in "THE INTRODUCTION," in "THE OFFER
- 1. Terms of the Offer and the Merger," in "THE OFFER - 2. Acceptance for Payment and Payment for Shares," in "THE OFFER - 11. The Merger Agreement; Appraisal Rights" and in "THE OFFER - 13. Certain Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (b)     Not applicable.




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
ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a)-(f) The answers to item 5 of the Schedule 14D-1 are incorporated hereby by reference.

         (g) The information set forth in "THE OFFER - 7. Effect of the Offer on Market for the Shares; Stock Exchange Listing; and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The answer to item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

         (b) The information set forth in "THE OFFER - 12. Source and Amount of Funds" and in "THE OFFER - 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

         (c)     Not applicable.

         (d)     Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         (a) The answer to item 5 of the Schedule 14D-1 is incorporated herein by reference.

         (b) The information set forth in "SPECIAL FACTORS - 5. Background of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

         (c) The information set forth in "SPECIAL FACTORS - 2. Reasons for the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in the "INTRODUCTION," in "SPECIAL FACTORS - 2. Reasons for the Offer and the Merger," in "SPECIAL FACTORS - 5. Background of the Offer and the Merger," in "THE OFFER - 5. Certain United States Tax Considerations of the Offer and the Merger," in "THE OFFER 10. Contacts with the Company; Contracts and Arrangements" and in "THE OFFER - 11. The Merger Agreement; Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         (a)-(b) The information set forth in "INTRODUCTION," "SPECIAL FACTORS
- 2. Reasons for the Offer and the Merger," "SPECIAL FACTORS - 3. Fairness of the Offer and the Merger," in "SPECIAL FACTORS - 5. Background of the Offer and the Merger" and "SPECIAL FACTORS - 6. Recommendation of the Company's Board of Directors and the Special Committee" of the Offer to Purchase is incorporated herein by reference.

         (c)-(e) The information set forth in "INTRODUCTION," "SPECIAL FACTORS
- 2. Reasons for the Offer and the Merger," "SPECIAL FACTORS - 3. Fairness of the Offer and the Merger," in "SPECIAL FACTORS - 5. Background of the Offer and the Merger," "SPECIAL FACTORS - 6. Recommendation of the Company's Board of Directors and the Special Committee," in "THE OFFER - 1. Terms of the Offer" and in "THE OFFER - 13. Certain Conditions of the Offer" of the Offer to Purchase is incorporated herein by reference.

         (f)     Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(b) The information set forth in "INTRODUCTION," "SPECIAL FACTORS
- 2. Reasons for the Offer and the Merger," in "SPECIAL FACTORS - 3. Fairness of the Offer and the Merger," in "SPECIAL FACTORS - 5. Background of the Offer and the Merger," in "THE OFFER - 11. The Merger Agreement; Appraisal Rights" and in "THE OFFER - 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.




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
         (c)     The information set forth in "INTRODUCTION," "SPECIAL FACTORS
- 2. Reasons for the Offer and the Merger" and in "SPECIAL FACTORS - 5. Background of the Offer and the Merger" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) The answer to item 6 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The answer to item 7 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         (a) The information set forth in "THE OFFER - 9. Certain Information Concerning the Purchaser" and in "THE OFFER - 11. The Merger Agreement; Appraisal Rights" of the Offer to Purchase is incorporated herein by reference.

         (b) The information set forth in "SPECIAL FACTORS" - 3. Fairness of the Offer and the Merger," "SPECIAL FACTORS - 5. Background of the Offer and the Merger" and "SPECIAL FACTORS - 6. Recommendation of the Company's Board of Directors and the Special Committee" of the Offer to Purchase is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

         (a) The information set forth in "THE OFFER - 11. The Merger Agreement; Appraisal Rights" in the Offer to Purchase and in "SII - Appraisal Rights of Dissenting Stockholders under Texas Law" of the Offer to Purchase is incorporated herein by reference.

         (b)-(c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

         (a) The information set forth in "THE OFFER - 8. Certain Information Concerning the Company" of the Offer to Purchase and the information set forth in Appendix A to the Offer to Purchase is incorporated herein by reference.

         (b)     Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

         (a)     Not applicable.

         (b) The answer to item 8 of the Schedule 14D-1 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

         The answer to item 10(f) of the Schedule 14D-1 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

         (a)     Not applicable.

         (b)     Not applicable.

         (c)(1) Agreement and Plan of Merger, dated as of October 9, 1996, between the Purchaser and the Company.




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
         (c)(2) Financial Consulting Agreement between The Hallwood Group Incorporated and Hallwood Petroleum, Inc. dated June 30, 1994.

         (c)(3) Compensation Agreement between Hallwood Petroleum, Inc. and Anthony J. Gumbiner dated August 1, 1994.

         (c)(4) Domestic Incentive Plan between Hallwood Energy Partners, L.P. and Hallwood Petroleum, Inc. dated January 14, 1993.

         (d)(1)  Offer to Purchase.

         (d)(2)  Letter of Transmittal.

         (d)(3) Letter dated October 15, 1996, to brokers, dealers, commercial banks, trust companies and nominees.

         (d)(4) Letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

         (d)(5) Press Release issued by the Company and the Purchaser, dated September 9, 1996

         (d)(6) Press Release issued by the Company and the Purchaser, dated October 10, 1996.

         (d)(7)  Form of newspaper advertisement, dated October 15, 1996.

         (d)(8)  Letter to Stockholders of the Company, dated October 15, 1996.

         (e)(1)  Appraisal Rights of Dissenting Stockholders Under Texas Law.




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
                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 1996                 THE HALLWOOD GROUP INCORPORATED

                                        By: /s/ Melvin J. Melle
                                            -----------------------------------
                                            Name: Melvin J. Melle
                                            Title: Vice President

                                 EXHIBIT INDEX

Exhibit
Number           Description                                                                         Page Number
-------          -----------                                                                         -----------
(a)              Not applicable.

(b)              Not applicable.

(c)(1) Agreement and Plan of Merger, dated as of October 9, 1996, between the Purchaser and the Company.

(c)(2)*          Financial Consulting Agreement between The Hallwood Group
                 Incorporated and Hallwood Petroleum, Inc. dated June 30, 1994.

(c)(3)*          Compensation Agreement between Hallwood Petroleum, Inc. and
                 Anthony J. Gumbiner dated August 1, 1994.

(c)(4)*          Domestic Incentive Plan between Hallwood Energy Partners, L.P.
                 and Hallwood Petroleum, Inc. dated January 14, 1993.

(d)(1)           Offer to Purchase.

(d)(2)           Letter of Transmittal.

(d)(3)           Letter dated October 15, 1996, to brokers, dealers, commercial banks, trust companies and nominees.

(d)(4)           Letter to be used by brokers, dealers, commercial banks, trust companies and nominees to their clients.

(d)(5)           Press Release issued by the Company and the Purchaser, dated September 9, 1996

(d)(6)           Press Release issued by the Company and the Purchaser, dated October 10, 1996.

(d)(7)           Form of newspaper advertisement, dated October 15, 1996.

(d)(8)           Letter to Stockholders of the Company, dated October 15, 1996.

(e)(1)           Appraisal Rights of Dissenting Stockholders Under Texas Law.

*Incorporated by reference from the Company's Annual Report on Form 10-K for the period ending December 31, 1995.




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